Filed by SafeNet, Inc.
Subject Company: Rainbow Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
File No. 333-110520

     The following is a series of slides relating to a presentation made to investors in connection with the proposed merger between SafeNet, Inc. and Rainbow Technologies, Inc.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this document that are not historical facts could be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management’s current expectations and beliefs, are not guarantees of future performance and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others: the risk that the SafeNet and Rainbow businesses will not be integrated successfully; costs related to the proposed merger; the risk that SafeNet and Rainbow will fail to obtain the required stockholder approvals; the risk that the transaction will not close; the risk that the businesses of the companies will suffer due to uncertainty; and other economic, business, competitive, and/or regulatory factors affecting SafeNet’s business generally, including those set forth in its filings with the Securities and Exchange Commission, including SafeNet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, its most recent Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, SafeNet’s results could differ materially from the expectations in these statements. SafeNet assumes no obligation and does not intend to update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger of SafeNet and Rainbow, SafeNet has filed with the SEC a Registration Statement on Form S-4 (File No. 333-110520) containing a joint proxy statement/prospectus and SafeNet and Rainbow have filed and may file other relevant materials in connection with the merger transaction. The joint proxy statement/prospectus will be mailed to the stockholders of SafeNet and Rainbow. Investors and security holders of SafeNet and Rainbow are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they contain important information about SafeNet, Rainbow and the transaction. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by SafeNet or Rainbow with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SafeNet by contacting Michelle Layne, SafeNet Investor Relations, 4690 Millennium Drive, Belcamp, Maryland 21017, (443) 327-1239. Investors and security holders may obtain free copies of the documents filed with the SEC by Rainbow by contacting Rainbow Investor Relations, 50 Technology Drive, Irvine, California 92718 (949) 450-7377. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision.

SafeNet and Rainbow, and their respective executive officers, directors and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SafeNet and Rainbow in favor of the transaction. Information about the executive officers and directors of SafeNet and Rainbow and their respective interests in the merger is available in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that SafeNet has filed with the SEC. Additional information regarding the executive officers and directors of SafeNet is available in the proxy statement for SafeNet’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2003. Additional information regarding the executive officers and directors of Rainbow is available in the proxy statement for Rainbow’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003.

We are: Encryption-based security experts with 20-year histories Our Business The Mission: To be the leading provider of high assurance security solutions

EPS 2001 0.03 2002 0.34 2003E 0.88 2004E 1.4 Financial Growth Summary ($ in MMs except per share amounts) SafeNet Acquisitions EPS 2001 16.4 0 0.03 2002 30.2 2 0.34 2003 40.4 65.8 0.75 2004 85 163 1.25 $16MM $32MM $66MM $256MM Average annual organic revenue growth: 57% Total revenue CAGR: 150% Total EPS CAGR: 260% SafeNet Acquisitions EPS 2001 16.4 0 0.03 2002 30.2 2 0.34 2003E 40.4 25 0.75 2004E 83 158 1.25 EPS 2001 0.03 2002 0.34 2003E 0.75 2004E 1.225 Note: EPS figures represent Non-GAAP estimates which exclude amortization of intangibles, deferred compensation expense and other merger-related costs. Assumes a 35% tax rate. (1) For illustrative purposes only. See footnotes on page 30. E (1)

SafeEnterprise System for Government



Private Network
Public Network
Remote Users
Main Office
Branch Office
SafeNet WAN Encryptor
SONET
ATM / Frame / Link
SafeNet WAN Encryptor
SafeEnterprise Security Management Center
INTRANET
SafeNet VPN Client Software
SafeNet Wireless VPN Software
Branch Office / Customers / Partners
SafeNet HighAssurance VPN Gateway
INTERNET
Sensitive ▲
Classified ▼
Sensitive ▲
Classified ▼

SafeNet

RAINBOW TECHNOLOGIES

SafeEnterprise System for Government



Private Network
Main Office
Remote Users
Public Network
Branch Office
SONET
SafeNet WAN Encryptor
ATM / Frame / Link
SafeNet WAN Encryptor
SafeNet VPN Client Software
SafeNet Wireless VPN Software
Branch Office / Customers / Partners
SafeNet HighAssurance VPN Gateway
SafeEnterprise Security Management Center
INTERNET
Chrysalis-ITS Luna
INTRANET
Sensitive ▲
Classified ▼
Sensitive ▲
Classified ▼
Satellite Transmission Encryption
KIV-7
Gov't Secure Network
FORTEZZA
SafeNet
Classified Network
RAINBOW TECHNOLOGIES

SafeEnterprise System for Government



Private Network
Branch Office
SONET
SafeNet WAN Encryptor
ATM / Frame / Link
SafeNet WAN Encryptor
Main Office
SafeEnterprise Security Management Center
INTRANET
SafeNet VPN Client Software
Remote Users
SafeNet Wireless VPN Software
Public Network
Branch Office / Customers / Partners
SafeNet HighAssurance VPN Gateway
INTERNET
Chrysalis-ITS Luna
Sensitive ▲
Classified ▼
Sensitive ▲
Classified ▼
Satellite Transmission Encryption
KIV-7
Gov't Secure Network
FORTEZZA
Classified Network
INTERNET
KIV-7 with IP/HAIPE
Cryptographic Modernization Program

Case Study: Homeland Security


Homeland Security
Private Network
Main Office
SafeNet WAN Encryptor
ATM / Frame
SafeNet WAN Encryptor
SafeEnterprise Security Management Center
Sensitive ▲
Classified ▼
INTRANET
KIV-7
Gov't Secure Network
FORTEZZA
Classified Network
KIV-7
50 State Capitals

Homeland Security

- **Major SafeNet and Rainbow deployments at Department of Homeland Security**
- **Provider for new high speed backbone network**
  - INS
  - Customs
  - Secret Service
- **Leveraging opportunity to expand into VPN**
  - Customized VPN chips for Homeland Security
  - "E-Gov" software contract

5

Growth Drivers Most comprehensive product portfolio from a single vendor Supports both Sensitive and Classified govt. networks Only fully integrated VPN and WAN security platform Adds SSL VPN appliances and USB tokens Common Security management platform Lower total cost of ownership Stronger Security Vertically integrated solution High assurance reputation

Strong Quarterly Revenue Growth ($ in MMs) Revenue Operating Margin Gross Margin Column 2 Line 2 6/1/2001 3.1 0.745 0.745 9/1/2001 3.6 0.757 0.757 12/1/2001 4.1 0.726 0.726 3/2/2002 6.2 0.683 0.683 6/2/2002 7.4 0.077 0.723 9/2/2002 8.8 0.131 0.708 12/2/2002 9.8 0.218 0.759 3/3/2003 14 0.162 0.759 6/3/2003 15.4 0.210632 0.78 9/3/2003 17.6 0.22 12/31/2003 18.8 Compound Quarterly Growth: 20%

SafeNet Q4:03 Results SafeNet reported strong Q4:03 results on January 27, 2004 Revenues of $18.8 MM, an increase of 91% YoY and 7% QoQ Adjusted Gross margin of 82% (1) Adjusted Operating margin of 32% (2) Adjusted Net income of $4.2 MM, or $0.30 per share versus Q4:02 EPS of $0.19 per share (3) Operating cash flow of $5.7 MM (4) (1) Excludes the amortization of acquired intangible assets of $409,000 or 2%. (2) Excludes the amortization of acquired intangible assets and integration costs of $2.2 million or 12%. (3) EPS figures represent Non-GAAP estimates which exclude income and losses from discontinued operations,costs of Integration of acquired companies, write-off of acquired in-process research and development costs, amortization of acquired intangible assets, deferred compensation expense and assumes a 35% income tax rate. GAAP EPS of $0.28 per share. (4) Includes restricted cash.

SafeNet 2003 vs. 2002 Doubled Revenue - Revenues of $65.8 MM an increase of 104% Adjusted Gross Margins increased to 78.3% in 2003 from 72.2% in 2002 (1) Adjusted Operating Margins more than doubled to 23.5% in 2003 from 11.1% in 2002 (2) Adjusted EPS Increased 159% from $0.34 to $0.88 per diluted share (1), (2), (3) Cash and short-term investments now stand at $117 MM vs. $32 MM in 2002 (4) The Company has no debt 3 Acquisitions closed (1) 2003 gross margin excludes the amortization of acquired intangible assets of $2.6 million or 4%. (2) 2003 results exclude the amortization of acquired intangible assets, integration costs, and the write-off of acquired in-process research and development costs of $18.3 million or 27.8%, 2002 results exclude losses from discontinued operations, costs of integration of acquired companies, write-off of acquired in-process research and development costs, amortization of acquired intangible assets of $9.1 million or 28%. (3) EPS figures represent Non-GAAP estimates which exclude income and losses from discontinued operations,costs of Integration of acquired companies, write-off of acquired in-process research and development costs, amortization of acquired intangible assets, deferred compensation expense and assumes a 35% income tax rate. 2003 GAAP EPS of ($.55) per share, 2002 GAAP EPS of ($.61). (4) Includes restricted cash.

The Combined Organization - Illustrative Financial Impact I/B/E/S estimate for combined company 2004 revenues $256 MM SafeNet I/B/E/S 2004 EPS (Non-GAAP) $1.06 Estimated 2004 accretion to I/B/E/S EPS from Rainbow +$0.14 Estimated impact of 2004 cost synergies from the transaction + $0.10 - $0.15 Estimated Pro Forma 2004 EPS (Non-GAAP) $1.30- $1.35 (1) Source: I/B/E/S estimates as of 2/2/2004. The presentation of these I/B/E/S estimates is for illustrative purposes only. (2) Source: I/B/E/S estimate as of 2/2/2004. (3) Based on preliminary estimates of pre-tax annual cost savings of $4 - 6 million. (4) For illustrative purposes only. Assumes full-year contribution from Rainbow. Note: EPS figures represent Non-GAAP estimates which exclude amortization of intangibles, deferred compensation expense and other merger-related costs. Assumes a 35% tax rate.

The Combined Organization Approximately 700 employees worldwide Research and Development - 296 employees Sales and Marketing - 223 employees Supporting 5,000 customers in more than 100 countries Experienced management team Both companies have successfully integrated several acquisitions

Two Industry Leaders Founded: 1983 LTM Revenues: $65.8 Employees: 215 Key Customers: Government agencies, OEMs and financial institutions A leading provider of network security products Founded: 1984 LTM Revenues: $136.2 Employees: 570 Key Customers: Government agencies, ISVs and financial institutions A leading provider of information security solutions Both companies are strong standalone entities with proven track records of execution